AMENDMENT

TO

EXECUTIVE EMPLOYMENT AGREEMENT

THIS AMENDMENT ("Amendment") executed and effective the 24th day of March 2014, amends certain portions of the Executive Employment Agreement dated March 1, 2011 (the "Agreement") by and between DYNATRONICS CORPORATION, a Utah corporation having its principal place of business in Salt Lake City, Utah (the "Company"), and LARRY K. BEARDALL, a resident of Utah (the "Executive" and, together with the Company, the "Parties").

R E C I T A L S:

WHEREAS, the Parties desire to correct certain typographical errors in Section 6(b) of the original Agreement; and

WHEREAS, the Parties have agreed to modify the vesting provisions of the Restricted Stock Award granted to Executive pursuant to Section 4(j) of the Agreement; and

WHEREAS, all provisions of the Agreement not expressly amended and superseded by this Amendment are to remain in full force and effect. Terms defined in the Agreement and used in this Amendment shall have the meaning given them in the Agreement.

NOW, THEREFORE, in consideration of the covenants contained herein, the above recitals and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby amend the Agreement and Restricted Stock Award (Exhibit C to the Agreement) as follows:

1.   Corrections to Section 6(b). Section 6(b) of the Agreement made references to "Section 5(h)". The proper reference should read "Section 5(g)". Section 6(b) is hereby amended and restated in its entirety as follows:

6.   Company's Post-Termination Obligations.

(b)   Termination Under Sections 5(f) and 5(g).

(1)   If Executive's employment terminates for any of the reasons set forth in Section 5(f) or Section 5(g) above, then the Company will pay Executive (i) all accrued but unpaid wages through the termination date, based on Executive's then current Base Salary; (ii) a separation payment equal to twelve (12) months of Executive's then current Base Salary; (iii) all accrued but unpaid vacation through the termination date, based on Executive's then current Base Salary; (iv) all approved, but unreimbursed, business expenses, provided that a request for reimbursement of business expenses is submitted in accordance with the Company's policies and submitted within five (5) business days of Executive's termination date; and (v) all earned and accrued but unpaid Bonuses.

(2)   In addition, (i) the Company shall transfer to the Executive title, free and clear of all encumbrances, to either (a) the Company Vehicle used by the Executive at the time the Executive's employment with the Company terminates, or (b) a

vehicle of substantially similar market value as the market value of the Company Vehicle at the time Executive's employment with the Company terminates; (ii) the Restricted Stock Award shall immediately vest to the extent any portion thereof remains unvested at such termination date, provided, however, no tax bonus as provided in 4(j) shall be paid on the accelerated vesting portion of the stock, but only on the portion that vests in the year of termination; and (iii) the Company shall make a cash payment to Executive in the amount of $400,000.

(3)   Fifty percent (50%) of the cash amounts or benefits payable under this <u>Section 6(b)</u> shall be paid on the first regularly scheduled payroll period occurring immediately following the expiration.of the Severance Delay Period, with the balance to be paid ratably according to the scheduled payroll practices of the Company over the subsequent six (6) months; provided, however, that the amount payable under <u>Section 6(b)(2)(iii)</u>, above, shall be payable in equal quarterly installments of $50,000 commencing at the end if the first calendar quarter from the date of termination and continuing until paid in full, and the amount payable under Section 6(b)(1)(iv) shall be paid in accordance with Company policy and practice.

(4)   Except as set forth in this <u>Section 6(b)</u>, the Company shall have no other obligations to Executive for termination pursuant to <u>Sections 5(f) and 5(g)</u>.

2.   <u>Change to Vesting of Restricted Stock Award</u>. The vesting of the Restricted Stock Award is hereby amended as indicated in the Amended Restricted Stock Award attached to this Amendment. As amended, the Restricted Stock Award shall vest immediately upon the death or disability of the Executive and in the event of a Change of Control as defined in Section 1 of the Agreement.

3.   <u>No Additional Changes</u>. Except as expressly amended by Sections 1 and 2 above, the Agreement shall not be deemed to be modified or amended in any way. The above amendments, together with the unchanged provisions of the Agreement constitutes the entire agreement between the Parties. The Agreement, as amended, supersedes any prior communications, agreements or understandings, whether oral or written, between the Parties relating to the subject matter of the Agreement, including without limitation the Prior Agreements. Other than the terms of this Agreement, no other representation, promise or agreement has been made with Executive to cause Executive to sign this Agreement.

Signatures on Following Page

2

IN WITNESS WHEREOF the Parties have executed this Amendment on the date first written above.

DYNATRONICS CORPORATION,
a Utah corporation



By:_____
Name: Kelvyn H. Cullimore, Jr.
Title: President and CEO

LARRY K. BEARDALL,
an individual



_____
Larry K. Beardall

EXHIBIT C

FORM

OF

AMENDED RESTRICTED STOCK AWARD CERTIFICATE AND AGREEMENT